		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			       FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
       For the fiscaL year ended:    December 31, 1994

				   OR

[]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from ______________ to _______________


Commission File Number 1-4471

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

	  THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

	   Xerox Corporation
	   P.O. Box 1600
	   Stamford, Connecticut 06904-1600

		       SIGNATURES

  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

		THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.



Patricia M. Nazemetz

Stamford, Connecticut
Dated June 26, 1995
2

	       THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			   Financial Statements and Schedule

			      December 31, 1994 and 1993

		     (With Independent Auditors' Report Thereon)
3

			THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
		      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			 Statement of Net Assets Available for Plan Benefits
				     with Fund Information

					  December 31, 1994

					       Fund Information
	     -----------------------------------------------------------------------------------------------------------
					 Small
					 Company                            Xerox       Segregated    Employee
	      International  U.S Stock   Stock     Balanced    Income       Stock       Assets        Loan
	      Stock          Fund        Fund      Fund        Fund         Fund        Fund          Fund        Total
	      Fund                                                                   (see note 4 )
Assets:
Employer contributions
receivable    $    33,574      16,700      23,082   1,435,336    1,416,645     125,831        -            -        3,051,168
Investment in
employees'
loans         $      -           -           -           -            -           -           -       8,970,184     8,970,184
Investment in
Master Trust    3,354,512   1,329,298   1,429,505  30,366,601   91,493,729   5,406,194   1,874,205         -      135,254,044
Total assets    3,388,086   1,345,998   1,452,587  31,801,937   92,910,374   5,532,025   1,874,205    8,970,184   147,275,396


Liabilities:
Accrued expenses
and other
liabilities         3,478       1,500       1,077      32,420       21,684        (938)       -            -           59,221

Due from (to)
other funds        (4,322)     (4,403)     (3,059)    (51,790)    (162,581)     (4,279)       -         230,434          -

Net assets
available for
plan benefits $ 3,380,286   1,340,095   1,448,451  31,717,727   92,726,109   5,528,684   1,874,205    9,200,618   147,216,175

The accompanying notes are an integral part of the financial statements.


			THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
		      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			 Statement of Net Assets Available for Plan Benefits
					  with Fund Information

					  December 31, 1993
					 Fund Information
	     -----------------------------------------------------------------------------------------------------------
					 Small
					 Company                            Xerox       Segregated    Employee
	      International  U.S Stock   Stock     Balanced    Income       Stock       Assets        Loan
	      Stock          Fund        Fund      Fund        Fund         Fund        Fund          Fund        Total
	      Fund                                                                     (see note 4 )
Assets:
Employer contributions
receivable    $    42,757      23,500      17,657      571,453    1,384,492      63,978        -           -         2,103,837
Investment in
employees'
loans         $      -           -           -            -            -           -           -      7,897,396      7,897,396
Investment in
Master Trust    1,535,567   1,005,105     514,484   29,553,131   85,285,984   3,586,309   4,439,982        -       125,920,562
Other                -           -           -            -          13,118        -           -           -            13,118
Total assets    1,578,324   1,028,605     532,141   30,124,584   86,683,594   3,650,287   4,439,982   7,897,396    135,934,913


Liabilities:
Accrued expenses
and other
liabilities           819         553         379       40,629         -            206        -           -            42,586

Due from (to)
other funds       565,857      99,126      61,025      144,090     (830,829)   (276,730)       -        237,461           -

Net assets
available for
plan benefits $ 2,143,362   1,127,178     592,787   30,228,045   85,852,765   3,373,351   4,439,982   8,134,857    135,892,327

The accompanying notes are an integral part of the financial statements.



			THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
		      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.
		    Statement of Changes in Net Assets Available for Plan Benefits
				     with Fund Information

				     Year ended December 31, 1994
				     Fund Information
	     ----------------------------------------------------------------------------------------------------------------
					 Small
					 Company                               Xerox       Segregated    Employee
	      International  U.S Stock   Stock     Balanced    Income          Stock       Assets        Loan
	      Stock          Fund        Fund      Fund        Fund            Fund        Fund          Fund          Total
	      Fund                                                                        (see note 4 )

Contributions:
Employer       $   33,305      16,340      22,812    1,421,797   1,496,837     126,084        -            -        3,117,175
Employees-
  voluntary       394,279     204,052     157,440    3,676,059   9,395,921     478,178        -            -       14,305,929
		  427,584     220,392     180,252    5,097,856  10,892,758     604,262        -            -       17,423,104

Net income from
Master Trust investments,
net of administrative
expenses         (205,008)    (25,378)     33,598     (282,640)  5,654,635     429,090        -            -        5,604,297

Interest income on
 employees' loans    -           -           -            -           -           -           -         534,057       534,057

Total             222,576     195,014     213,850    4,815,216  16,547,393   1,033,352        -         534,057    23,561,458

Benefit payments (282,639)    (86,778)   (102,492)  (2,481,851) (8,988,424)   (295,426)       -            -      (12,237,610)

Transfers among
funds           1,296,987     104,681     744,306     (843,683)   (685,625)  1,417,407  (2,565,777)     531,704          -

Net increase (decrease)
in net assets
available for
plan benefits   1,236,924     212,917     855,664    1,489,682   6,873,344   2,155,333  (2,565,777)   1,065,761    11,323,848

Net assets available
for plan benefits:
Beginning of
 year           2,143,362   1,127,178     592,787   30,228,045  85,852,765   3,373,351   4,439,982    8,134,857   135,892,327
End of year     3,380,286   1,340,095   1,448,451   31,717,727  92,726,109   5,528,684   1,874,205    9,200,618   147,216,175

The accompanying notes are an integral part of the financial statements.

6

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	       THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

		   Statement of Changes in Net Assets Available for Plan Benefits
				     with Fund Information

				     Year ended December 31, 1993
				       Fund Information
	      ---------------------------------------------------------------------------------------------------------
					 Small
					 Company                            Xerox       Segregated    Employee
	      International  U.S Stock   Stock     Balanced    Income       Stock       Assets        Loan
	      Stock          Fund        Fund      Fund        Fund         Fund        Fund          Fund        Total
	      Fund                                                                     (see note 4 )

Contributions:
Employer       $   42,757      23,500      17,657      566,953   1,383,897       -           -          -        2,034,764
Employees-
  voluntary        44,079      44,192      27,581    3,776,664   9,981,970    535,206        -          -       14,409,692
		   86,836      67,692      45,238    4,343,617  11,365,867    535,206        -          -       16,444,456

Net income from
Master Trust investments,
net of administrative
expenses          120,598      13,176      18,120    3,680,861   5,980,841    484,171        -          -       10,297,767

Interest income on
employees' loans     -           -           -            -           -          -           -       625,629       625,629

Total             207,434      80,868      63,358    8,024,478  17,346,708  1,019,377        -       625,629    27,367,852

Benefit payments      (99)       (427)        (71)  (1,219,878) (5,082,107)  (138,662)       -          -       (6,441,244)

Transfers among
funds           1,936,027   1,046,737     529,500    1,075,935  (4,889,967)  (684,029)       -       985,797          -

Transfer from Xerox
Corporation Profit
Sharing and Savings
Plan                 -           -           -          (2,026)       -         2,766        -          -              740

Transfer to Xerox Retirement
Income Guarantee Plan
and Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, A.C.T.W.U,
A.F.L.-C.I.O.
segregated assets
fund                 -           -           -            -           -          -       (104,810)      -         (104,810)

Net increase (decrease)
in net assets
available for
plan benefits   2,143,362   1,127,178     592,787    7,878,509   7,374,634    199,452    (104,810) 1,611,426    20,822,538

Net assets available
for plan benefits:
Beginning of year    -           -           -      22,349,536  78,478,131  3,173,899   4,544,792  6,523,431   115,069,789
End of year     2,143,362   1,127,178     592,787   30,228,045  85,852,765  3,373,351   4,439,982  8,134,857   135,892,327

The accompanying notes are an integral part of the financial statements.
7


		THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements

			    December 31, 1994 and 1993


(1)  Description of Plan

The following description of the Profit Sharing Plan of Xerox Corporation and The Xerographic Division, A.C.T.W.U., A.F.L - C.I.O. (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


General

The Plan is a defined contribution plan covering substantially all domestic full and part-time A.C.T.W.U., A.F.L. - C.I.O. employees of Xerox Corporation
(sponsor). Employees hired on or before the first working day in July are eligible to participate in the Plan immediately. Otherwise, employees are eligible to participate beginning on the next January 1.

Payments of Benefits

Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, or an annuity payable from a legal reserve life insurance company.

Employee Savings Contributions

Subject to limits imposed by the Internal Revenue Code, eligible employees may contribute up to 18% annual of pay (as defined in the Plan) through any combination of before- and after-tax payroll deductions. (The maximum before-tax contribution for the 1994 calendar year is $9,240.) Employees are immediately vested in their savings contributions.

Xerox Corporation matches 35% of employee savings contributions, up to a maximum match equaling 1.4% of annual pay.


Xerox Optional Profit Sharing Contributions

Eligible employees may receive an optional profit sharing contribution from the sponsor. The contribution ranges from zero to 10% of pay and is based upon the return on assets (ROA) of the Xerox Document
Processing industry segment as defined in the Plan document. An employee may receive the contribution in cash or Xerox Corporation common stock, or may elect to invest all or part of the contribution on a tax deferred basis, subject to limits imposed by the Internal Revenue Code, through the Plan's investment funds. Employees are immediately vested in optional profit sharing contributions.

During 1994, the sponsor's ROA was 16%, which resulted in an optional profit sharing contribution for all eligible active employees at December 31, 1994 equal to 9.1% of pay or $3,051,068.


8


	     THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			 Notes to Financial Statements


(1)  Description of Plan (continued)


During 1993, ROA targets (as defined in the Plan document)requiring the sponsor to make optional profit sharing contributions were not achieved. Accordingly, no optional profit sharing contributions were made in 1993.


Investment Funds

As further described in note 3, the investment funds are part of the Xerox
Trust Agreement to Fund Retirement Plans (Master Trust). Employees can direct their plan accounts to one or more of the following six investment funds:

International Stock Fund -- Invests primarily in stocks of companies based outside of the United States.

U.S. Stock Fund -- Invests primarily in stocks of medium to large U.S.
companies.

Small Company Stock Fund  -- Invests primarily in stocks of smaller U.S.
companies normally those representing the smallest 20% of the broad stock market, based on market capitalization.

Balanced Fund -- Invests in a variety of stocks, bonds, convertible securities and money market instruments, emphasizing the common stock of many different companies. Other investments also include real estate and private placements.

Income Fund -- Invests in investment contracts with insurance companies and banks, government and corporate bonds, mortgage-backed securities and money market instruments.

Xerox Stock Fund -- Invests exclusively in Xerox Corporation common stock and some short-term cash equivalents.

9


	     THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements

(1)  Description of Plan (continued)

Segregated Assets Fund

This fund was established on April 1, 1991 and represents participant investments in certain guaranteed investment contracts which are segregated and frozen. See note 4 to the financial statements for further discussion.

Employee Loan Fund

Participants are permitted to borrow from their profit sharing savings accounts subject to certain limitations. The loans are payable over terms up to 14.5 years and bear interest at the quarterly Citibank commercial prime rate in effect at the time the loan is made plus 1%. Principal and interest payments on the loans are redeposited into the participants' accounts based on their current investment allocation elections. Loans are issued at market value. At December 31, 1994, market value on loans approximates fair value.


(2)  Federal Income Taxes

The Plan obtained its latest determination letter from the Internal Revenue
Service (IRS) on July 28, 1986, covering Plan amendments through
October 11, 1985, indicating that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. Since receiving the determination letter, the Plan has been fully amended to conform with qualificiation requirements enacted by the Tax Reform Act of 1986 and Omnibus
Budget Reconciliation Act of 1993. The Plan, as amended, has recently been submitted to the IRS for a new determination letter. The Plan Administrator and the Plan's internal tax counsel believe that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

As long as the Plan continues to be qualified under present federal income tax laws and regulations, participants will not be taxed on company contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but may be subject to tax thereon at such time as they receive actual distributions under the Plan.

10


		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements

 (3)  Master Trust

As discussed in note 1, the Plan participates in the Master Trust. The following other Xerox Corporation employee benefit plans also participate in the Master Trust as of December 31, 1994:

     Xerox Corporation Profit Sharing and Savings Plan;

     Xerox Corporation Retirement Income Guarantee Plan;

     Retirement Income Guarantee Plan of Xerox Corporation and The Xerographic Division, A.C.T.W.U.,
     A.F.L.-C.I.O.; and

     XDS Investment Plan.

Effective September 30, 1993, the Master Trust (and the Plan) was amended to permit the General Fund to be split into four investment pools: International Stock Pool, U.S. Stock Pool, Small Company
Stock Pool and All Other Pool.  The Balanced Fund (formerly the
General Fund) participates in each of the four investment pools.

The Master Trust has six investment options -- the International
Stock Pool, U.S. Stock Pool, Small Company Stock Pool, All Other
Pool, Income Fund, and the Xerox Stock Fund. Participants direct their accounts into investment funds, as described in note 1, which participate in the aforementioned investment accounts. Each of the plans has an ownership interest in one or more of these investment accounts and shares in the investment results of the account(s) in accordance with that interest as determined by participant fund elections.
In addition, there is a Segregated Assets Fund which is discussed in note 4.

The following financial information is presented for the Master Trust and each of the Master Trust investment accounts:

11



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements

(3)  Master Trust (continued)

     Statement of Net Assets of the Master Trust as of December 31, 1994:

					       Small
					       Company                                Xerox       Segregated
		   International  U.S Stock    Stock       All Other     Income       Stock       Assets
		   Stock          Pool         Pool        Pool          Fund         Fund        Fund                Total
Assets             Pool                                                                          (see note 4)
Cash            $       3,148        9,097           45             18           -           -             -            12,308

Receivables:
Accrued dividends     446,621      683,726      337,463        871,380           -        647,774          -         2,986,834
Accrued interest       33,924      532,682      267,210     13,031,739      6,729,148      11,142          -        20,605,845

Due from brokers    2,235,831    1,426,530   10,684,287     13,483,796           -           -             -        27,830,444
Total receivables   2,716,376    2,642,938   11,288,960     27,386,915      6,729,148     658,916          -        51,423,253

Investments
at fair value:
At market value:
Short-term
investments         9,009,966   41,792,714   68,793,635    332,087,600     52,220,697   2,713,608          -       506,618,220
Fixed income
investments           673,386   18,912,572         -       484,053,271    226,745,618        -             -       720,384,847
Equity securities:
   Xerox common
   stock                 -            -            -              -              -     89,619,651          -        89,619,651
   Other          653,939,252  863,617,173  512,963,406    749,417,078           -           -             -     2,779,936,909
Investment contracts
   with insurance
   companies and banks   -            -            -              -       769,803,524        -       27,686,390    797,489,914
Real estate              -            -            -       163,723,180           -           -             -       163,723,180
Other investments        -            -            -        93,340,341           -           -             -        93,340,341


Total
investments       663,622,604  924,322,459  581,757,041  1,822,621,470  1,048,769,839  92,333,259    27,686,390  5,161,113,062

Total assets      666,342,128  926,974,494  593,046,046  1,850,008,403  1,055,498,987  92,992,175    27,686,390  5,212,548,623

Due to brokers      3,048,676    7,664,546    1,942,416     27,119,404           -      1,357,626          -        41,132,668

Net assets      $ 663,293,452  919,309,948  591,103,630  1,822,888,999  1,055,498,987  91,634,549    27,686,390  5,171,415,955



12

		THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements


(3)  Master Trust (continued)

     The allocation of Master Trust investments by investment pool and fund as of December 31,
     1994 is as follows:
					       Small
					       Company                                     Xerox       Segregated
	      International   U.S Stock        Stock       Balanced        Income          Stock       Assets
		 Stock           Fund          Fund        Fund            Fund            Fund        Fund            Total
		 Fund                                                                               (see note 4)
International
Stock Pool     $ 68,022,397          -              -       595,271,055            -              -            -       663,293,452

U.S. Stock Pool        -       39,275,076           -       880,034,872            -              -            -       919,309,948

Small Company
Stock Pool             -             -        42,258,270    548,845,360            -              -            -       591,103,630

All Other Pool         -             -              -     1,822,888,999            -              -            -     1,822,888,999

Income Fund            -             -              -              -      1,055,498,987           -            -     1,055,498,987

Xerox Stock Fund       -             -              -              -               -        91,634,549         -        91,634,549

Segregated Assets
Fund                   -             -              -              -               -              -      27,686,390     27,686,390


Total          $ 68,022,397    39,275,076     42,258,270  3,847,040,286   1,055,498,987     91,634,549   27,686,390  5,171,415,955






13


	       THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements



 (3) Master Trust (continued)

     Investments in the Master Trust for all participating plans as of December 31, 1994 are as follows:
					       Small
					       Company                                     Xerox       Segregated
	      International   U.S Stock        Stock       Balanced        Income          Stock       Assets
		 Stock           Fund          Fund        Fund            Fund            Fund        Fund            Total
		 Fund                                                                                (see note 4)

Xerox Corporation
Profit Sharing
and Savings
Plan           $ 64,667,885    37,945,778     40,828,765    479,095,378     723,861,153     86,228,355   18,971,989  1,451,599,303

The Profit Sharing
Plan of Xerox
Corporation and
The Xerographic
Division, A.C.T.W.U.,
A.F.L.-C.I.O.     3,354,512     1,329,298      1,429,505     30,366,601      91,493,729      5,406,194    1,874,205    135,254,044

Xerox Corporation
Retirement Income
Guarantee Plan         -             -              -     2,966,903,954     208,810,260           -       5,989,417  3,181,703,631

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, A.C.T.W.U.,
A.F.L.-C.I.O.          -             -              -       370,313,301      31,333,845           -         850,779    402,497,925

XDS Investment
Plan                   -             -              -           361,052         -                 -            -           361,052

Total          $ 68,022,397    39,275,076     42,258,370  3,847,040,286   1,055,498,987     91,634,549   27,686,390  5,171,415,955


14

		      THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
		  THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements


(3)  Master Trust (continued)

     Statement of Net Assets of the Master Trust as of December 31, 1993:
					       Small
					       Company                                Xerox       Segregated
		   International  U.S Stock    Stock       All Other     Income       Stock       Assets
		   Stock          Pool         Pool        Pool          Fund         Fund        Fund                Total
Assets             Pool                                                                          (see note 4)
Cash            $   1,942,826         -           -              -              -           -             -          1,942,826

Receivables:
Accrued dividends     251,855      697,518     395,186        936,670           -        554,763          -          2,835,992
Accrued interest       29,889      235,163       4,228      9,938,366      6,313,465         353          -         16,521,464

Due from brokers   11,614,323   17,205,341   5,601,972     16,672,715           -        948,786          -         52,043,137
Total receivables  11,896,067   18,138,022   6,001,386     27,547,751      6,313,465   1,503,902          -         71,400,593

Investments
at fair value:
At market value:
Short-term
investments        61,657,136       94,327   3,127,738    156,203,122      4,457,300     282,755     9,849,886     235,672,264
Fixed income
   investments        441,256   11,622,890        -       688,564,203           -           -             -        700,628,349
Equity securities:
   Xerox common
   stock                 -            -           -              -              -     62,974,876          -         62,974,876
   Other          638,472,369  953,182,594 572,126,612    833,097,670           -           -             -      2,996,879,245
Investment contracts
   with insurance
   companies and banks   -            -           -              -     1,011,077,102        -       55,739,277   1,066,816,379
At estimated fair value:
Real estate              -            -           -       176,749,209           -           -             -        176,749,209
Other investments        -            -           -        86,263,104           -           -             -         86,263,104


Total
investments       700,570,761  964,899,811 575,254,350  1,940,877,308  1,015,534,402  63,257,631    65,589,163   5,325,983,426

Total assets      714,409,654  983,037,833 581,255,736  1,968,425,059  1,021,847,867  64,761,533    65,589,163   5,399,326,845

Due to brokers     34,758,828   14,430,563   4,108,155     37,797,906           -           -             -         91,095,452

Net assets      $ 679,650,826  968,607,270 577,147,581  1,930,627,153  1,021,847,867  64,761,533    65,589,163   5,308,231,393




		THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements


 (3) Master Trust (continued)

     Investments in the Master Trust for all participating plans as of December 31, 1993 are as follows:
					       Small
					       Company                                     Xerox       Segregated
	      International   U.S Stock        Stock       Balanced        Income          Stock       Assets
		 Stock           Fund          Fund        Fund            Fund            Fund        Fund            Total
		 Fund                                                                               (see note 4)
International
Stock Pool     $ 35,007,301          -              -       644,643,525            -              -            -       679,650,826

U.S. Stock Pool        -       27,113,584           -       941,493,686            -              -            -       968,607,270

Small Company
Stock Pool             -             -        22,474,838    554,672,743            -              -            -       577,147,581

All Other Pool         -             -              -     1,930,627,153            -              -            -     1,930,627,153

Income Fund            -             -              -              -      1,021,847,867           -            -     1,021,847,867

Xerox Stock Fund       -             -              -              -               -        64,761,533         -        64,761,533

Segregated Assets
Fund                   -             -              -              -               -              -      65,589,163     65,589,163


Total          $ 35,007,301    27,113,584     22,474,838  4,071,437,107   1,021,847,867     64,761,533   65,589,163  5,308,231,393




16

		THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements


 (3) Master Trust (continued)

     Investments in the Master Trust for all participating plans as of December 31, 1993 are as follows:
					       Small
					       Company                                     Xerox       Segregated
	      International   U.S Stock        Stock       Balanced        Income          Stock       Assets
		 Stock           Fund          Fund        Fund            Fund            Fund        Fund            Total
		 Fund                                                                                (see note 4)

Xerox Corporation
Profit Sharing
and Savings
Plan           $ 33,471,734    26,108,479     21,960,354    495,330,317     713,563,009     61,175,224   44,944,784  1,396,553,901

The Profit Sharing
Plan of Xerox
Corporation and
The Xerographic
Division, A.C.T.W.U.,
A.F.L.-C.I.O.     1,535,567     1,005,105        514,484     29,553,131      85,285,984      3,586,309    4,439,982    125,920,562

Xerox Corporation
Retirement Income
Guarantee Plan         -             -              -     3,142,405,312     191,354,048           -      14,188,905  3,347,948,265

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, A.C.T.W.U.,
A.F.L.-C.I.O.          -             -              -       403,734,978      31,644,826           -       2,015,492    437,395,296

XDS Investment
Plan                   -             -              -           413,369            -              -            -           413,369

Total          $ 35,007,301    27,113,584     22,474,838  4,071,437,107   1,021,847,867     64,761,533   65,589,163  5,308,231,393


17

		THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements



(3) Master Trust (continued)

     Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 1994:
						 Small
						 Company                            Xerox       Segregated
		   International  U.S Stock    Stock       All Other Income       Stock       Assets
		   Stock          Pool         Pool        Pool          Fund        Fund        Fund         Total
		   Pool                                                                      (see note 4)

Additions:
Transfers in  $ 11,553,765   8,122,564   6,987,403    127,619,433    72,701,254   9,380,959        -      236,365,378
Investment
earnings:
Interest            12,145   1,949,452   1,131,681     67,938,487    72,446,366      57,426        -      143,535,557
Dividends        9,106,518  31,651,521  18,577,981     25,163,430        -        2,269,628        -       86,769,078
Netappreciation(39,257,213)(41,485,157)  6,093,049    (93,044,732)   (3,223,805)  5,978,104        -     (164,939,754)
Other             (480,965)     33,815      56,565        118,626       276,363        -           -            4,404

 Total         (30,619,515) (7,850,369) 25,859,276        175,811    69,498,924   8,305,158        -       65,369,285

Total additions(19,065,750)    272,195  32,846,679    127,795,244   142,200,178  17,686,117        -      301,734,663

Deductions:
Administrative
expenses         4,074,596   3,744,502   3,776,084     14,169,577     1,883,726      63,378        -       27,711,863
Transfers out    5,022,659   2,280,352   2,291,424    255,504,460   138,968,228   7,209,639        -      411,276,762
Total deductions 9,097,255   6,024,854   6,067,508    269,674,037   140,851,954   7,273,017        -      438,988,625

Transfers between
funds/pools     11,805,631 (43,544,663)(12,823,122)    33,702,115    32,302,896  16,459,916 (37,902,773)         -

Transfers from
other plans -
XES, Inc.
Employee
Retirement Plan       -           -           -           438,524          -           -           -          438,524

Net assets:
Beginning of
year          $679,650,826 968,607,270 577,147,581  1,930,627,153 1,021,847,867  64,761,533  65,589,163 5,308,231,393

End of year   $663,293,452 919,309,948 591,103,630  1,822,888,999 1,055,498,987  91,634,549  27,686,390 5,171,415,955


18

		THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements


(3)  Master Trust (continued)

    The allocation of net income from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended December 31, 1994:

					      Small
					      Company                                     Xerox
		   International  U.S Stock   Stock          Balanced        Income       Stock
		   Stock          Fund        Fund           Fund            Fund         Fund           Total
		   Fund
International
Stock Pool      $(3,808,376)          -            -          (30,885,735)          -            -        (34,694,111)

U.S. Stock Pool        -          (515,834)        -          (11,079,037)          -            -        (11,594,871)

Small Company
Stock Pool             -              -       1,343,142        20,740,050           -            -         22,083,192

All Other Pool         -              -            -          (13,993,766)          -            -        (13,993,766)


Income Fund            -              -            -                 -        67,615,198         -         67,615,198

Xerox Stock Fund       -              -            -                 -              -       8,241,780       8,241,780

Total           $(3,808,376)      (515,834)   1,343,142       (35,218,488)    67,615,198    8,241,780      37,657,422



19

		THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements



(3)  Master Trust (continued)

     Net income from Master Trust investments, net of administrative expenses, for all participating plans for the year ended December 31, 1994:

					      Small
					      Company                                     Xerox
		   International  U.S Stock   Stock          Balanced        Income       Stock
		   Stock          Fund        Fund           Fund            Fund         Fund           Total
		   Fund

Xerox Corporation
Profit Sharing and
Savings Plan      $(3,606,028)     (491,403)    1,308,846     (4,303,058)  46,619,642       7,813,835     47,341,834

The Profit Sharing
Plan of Xerox
Corporation and The
Xerographic Division,
A.C.T.W.U.,
A.F.L.-C.I.O. *      (202,348)      (24,431)       34,296       (290,849)   5,689,437         427,945      5,634,050

Xerox Corporation
Retirement Income
Guarantee Plan           -             -             -       (27,190,008)  13,183,761            -       (14,006,247)

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, A.C.T.W.U.,
A.F.L.-C.I.O.            -             -             -        (3,423,714)   2,122,358            -        (1,301,356)

XDS Investment Plan      -             -             -           (10,859)        -               -           (10,859)

Master Trust
investment
income, net of
administrative
expenses          $(3,808,376)     (515,834)    1,343,142    (35,218,488)  67,615,198       8,241,780     37,657,422

*The above allocation of investment results, net of administrative expenses, is at the Master
Trust level.  This allocation differs from the amounts reported in the statement of changes in net assets available for plan benefits due to the impact of investment manager expenses accrued at the Plan level.


20


	      THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements

(3)  Master Trust (continued)

Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 1993:
					       Small
					       Company                                            Xerox       Segregated
		   International  U.S Stock    Stock       All Other   General       Income       Stock       Assets
		   Stock          Pool         Pool        Pool        Fund          Fund         Fund        Fund         Total
		   Pool                                                                                    (see note 4)

Additions:
Transfers in  $  1,380,797   1,384,937   1,009,310     17,677,033    114,418,557     93,292,693  11,050,570       -      240,213,897
Investment
earnings:
Interest            76,819     280,179      28,140     14,892,033     36,340,417     75,931,530      24,691       -      127,573,809
Dividends        1,388,456  14,421,509   1,949,837      7,894,517     51,606,508           -      2,274,605       -       79,535,432
Net appreciation77,951,301   1,192,606  22,034,883     19,575,448    314,139,075           -      6,944,246       -      441,837,559
Other             (139,815)     51,563       1,326       (650,360)    13,952,675             95         652       -       13,216,136

 Total          79,276,761  15,945,857  24,014,186     41,711,638    416,038,675     75,931,625   9,244,194       -      662,162,936

Total additions 80,657,558  17,330,794  25,023,496     59,388,671    530,457,232    169,224,318  20,294,764       -      902,376,833

Deductions:
Administrative
expenses            23,909       2,958       2,311      7,776,116      9,204,309      1,148,214      71,308       -       18,229,125
Transfers out       52,161      57,276      49,192     26,358,810     86,982,599     85,029,190   5,189,019       -      203,718,247
Total deductions    76,070      60,234      51,503     34,134,926     96,186,908     86,177,404   5,260,327       -      221,947,372

Transfers between
funds/pools    599,069,338 951,336,710 552,175,588  1,905,373,408 (3,958,073,603)   (42,164,303) (7,717,138)      -             -

Transfer from
other plans -
XES, Inc.
Employee
Retirement Plan       -           -           -              -            18,835       -               -          -           18,835

Net assets:
Beginning of year     -           -           -              -     3,523,784,444    980,965,256  57,444,234 65,589,163 4,627,783,097


End of year   $679,650,826 968,607,270 577,147,581  1,930,627,153           -     1,021,847,867  64,761,533 65,589,163 5,308,231,393




	THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements


(3)  Master Trust (continued)

    The allocation of net income from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended December 31, 1993:

					      Small
					      Company                                     Xerox
		   International  U.S Stock   Stock          Balanced        Income       Stock
		   Stock          Fund        Fund           Fund            Fund         Fund           Total
		   Fund
International
Stock Pool        $2,326,781        -           -           76,926,071           -            -        79,252,852

U.S. Stock Pool         -        305,098        -           15,637,801           -            -        15,942,899

Small Company
Stock Pool              -           -        768,657        23,243,218           -            -        24,011,875

All Other Pool          -           -           -           33,935,522           -            -        33,935,522

General Fund            -           -           -          406,834,366           -            -       406,834,366

Income Fund             -           -           -                 -        74,783,411         -        74,783,411

Xerox Stock Fund        -           -           -                 -              -       9,172,886      9,172,886

Total             $2,326,781     305,098     768,657       556,576,978     74,783,411    9,172,886    643,933,811



22



		THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements

(3) Master Trust (continued)

 Net income from Master Trust investments, net of administrative expenses, for all participating plans for the year ended December 31, 1993:

					      Small
					      Company                                     Xerox
		   International  U.S Stock   Stock          Balanced        Income       Stock
		   Stock          Fund        Fund           Fund            Fund         Fund           Total
		   Fund

Xerox Corporation
Profit Sharing and
Savings Plan      $2,206,183     291,922     750,537      67,686,667     52,720,351    8,688,715    132,344,375

The Profit Sharing
Plan of Xerox
Corporation and The
Xerographic Division,
A.C.T.W.U.,
A.F.L.-C.I.O.        120,598      13,176      18,120       3,680,861      5,980,841      484,171     10,297,767

Xerox Corporation
Retirement Income
Guarantee Plan          -           -           -        429,991,828     13,844,932         -       443,836,760

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, A.C.T.W.U.,
A.F.L.-C.I.O.           -           -           -         55,159,534      2,237,287         -        57,396,821

XDS Investment Plan     -           -           -             58,088           -            -            58,088

Master Trust
investment
income, net of
administrative
expenses          $2,326,781     305,098     768,657     556,576,978     74,783,411    9,172,886    643,933,811





				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements

(3)  Master Trust (continued)

With respect to the Plan, the Joint Administrative Board (JAB) is responsible for establishing investment guidelines, reviewing the investment decisions and reviewing investment results. The JAB consists at present of five Xerox Corporation representatives and five union representatives.

Marketable securities are valued at the last reported sales price on the last business day of the year. Quotations are obtained from national securities exchanges or, in instances where securities are not listed on any of the exchanges, quotations are obtained from brokerage firms. Securities and trust funds that are not readily marketable are valued based on comparisons to yields of issues of similar quality and maturities.

The value of the investment contracts with insurance companies and banks is at contract value. In connection with the investment contracts, all of which are fully benefit-responsive, the following information is presented:

(i) The average investment yields for the years ended December 31, 1994 and 1993 were 6.7% and 7.6%, respectively.

(ii) The crediting interest rates at December 31, 1994 and 1993 ranged from 4.2% to 10.2% and from 5.2% and 9.7%, respectively.

(iii) The fair value, as determined by discounting future cash flows and the market value of underlying investments, at December 31, 1994 and 1993 was approximately $813,486,486 and $1,049,000,000, respectively.

The Master Trust invests in real estate group trusts. These trusts provide pension and profit sharing plans with a medium for pooling their funds for investment in income producing real estate. The group trusts value real estate holdings at estimated market value based upon independent appraisals, consideration of significant changes in economic circumstances, and capital additions made to properties after the appraisal date. Such market value estimates necessarily involve subjective judgments. Accordingly, the actual market price of the real estate can only be determined by negotiation between independent third parties in a sales transaction.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Derivative financial instruments are used by the Master Trust's investment managers primarily to rebalance the fixed income/equity allocation of the Master Trust's portfolio and to hedge the currency risk component of the Master Trust's foreign investments. Leveraging of the Master Trust's assets and speculation are prohibited. Currency hedge positions are not permitted to exceed the level of exposure in the related Master Trust's assets.

The derivatives most commonly used by the investment managers are highly liquid exchange traded equity and fixed income futures and over-the-counter foreign exchange forward contracts. Including the foreign exchange forward contracts, less than 5% of the Master Trust's assets are invested in non-exchange traded derivatives at December 31, 1994. The use of derivative instruments is not believed to materially increase the credit or market risk of the Master Trust's investments.
24

	       THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements


(3)  Master Trust (continued)

The net appreciation (depreciation) of investments for the year ended
December 31, 1994 is as follows:


					       U.S.      Small
			     International    Stock     Company         All Other    Income      Xerox
			     Stock Pool       Pool      Stock Pool      Pool         Fund        Stock Fund      Total

Investments at
  fair value:
Short-term and fixed
   income investments    $    (46,924)       (903,095)        -     (71,758,503)    (3,223,805)       -       (75,932,327)
Xerox common stock               -               -            -            -              -      5,978,104      5,978,104
Other equity investments  (39,210,289)    (40,582,062)   6,093,049   (8,446,013)          -           -       (82,145,315)
Investments at estimated
  fair value:
Real estate                      -               -            -      (2,077,711)          -           -        (2,077,711)
Other investments                -               -            -     (10,762,505)          -           -       (10,762,505)
Total                    $(39,257,213)    (41,485,157)   6,093,049  (93,044,732)    (3,223,805)  5,978,104   (164,939,754)



The net appreciation (depreciation) of investments for the year ended
December 31, 1993 is as follows:


					      U.S.      Small
			     International    Stock     Company         All Other    Balanced    Xerox
			     Stock Pool       Pool      Stock Pool      Pool         Fund        Stock Fund      Total

Investments at
  fair value:
Short-term and fixed
   income investments    $    575,715          24,845       28,865    5,627,388     45,594,808        -        51,851,621
Xerox common stock               -               -            -              -            -      6,944,246      6,944,246
Other equity investments   77,375,586       1,167,761   22,006,018   14,049,775    269,349,181        -       383,948,321
Investments at estimated
  fair value:
Real estate                      -               -            -        (459,910)    (3,639,476)       -        (4,099,386)
Other investments                -               -            -         358,195      2,834,562        -         3,192,757
Total                    $ 77,951,301       1,192,606   22,034,883   19,575,448    314,139,075   6,944,246    441,837,559

There are no investments in the Plan that represent 5% or more of Master Trust net assets.

	  THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	 THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

		   Notes to Financial Statements


(4)  Segregated Assets Fund - Investment Contracts With Executive
     Life Insurance Company

On April 11, 1991, the California Department of Insurance (CDI) took over Executive Life Insurance Company (ELIC) citing a "serious danger of insolvency" and temporarily suspended all payments on Guaranteed Investment Contracts (GICs) issued by ELIC. Effective April 1, 1991, in order to treat all participants fairly, the affected assets were transferred into a Segregated Assets Fund which will not be available for loans, transfers, withdrawals or distributions until the situation has been resolved.

Based on documents filed in the court by the California Commissioner of Insurance, Xerox estimates that a substantial amount of the ELIC investment in the Segregated Assets Fund balance should be recovered. The Xerox retirement and savings plans have received $37.9 million in payments relating to the ELIC investments through December 31, 1994. Additional payments are payable through 1998.

 (5)  Unit Values

The interests of Plan participants in each of the funds is expressed in terms of units, representing undivided interests in the net assets of the fund. Unit value is calculated monthly by dividing the total value of net assets of each fund (reduced by employer contributions receivable not yet received by the Master Trust and by unaccrued benefit payments) by units outstanding at the valuation date.

		THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements



(5)  Unit Values (continued)

The total number of units and net asset value per unit outstanding during the year ended December 31, 1994 was as follows:


       International Fund      U.S Stock Fund        Small Co. Fund      Balanced  Fund      Income Fund      Xerox Stock Fund
	 Units     Unit       Units      Unit      Units         Unit    Units    Unit       Units   Unit        Units     Unit
      Outstanding  Value    Outstanding  Value   Outstanding   Value  Outstanding  Value  Outstanding Value   Outstanding  Value

January 31:
     1,882,767 $1.200894  1,096,317 $1.056652     558,769 $1.093340  3,197,136  $9.592572  15,901,851  $5.314789   920,211 $3.969112
February 28:
     2,107,201  1.154608  1,113,299 1.028188      613,488  1.090478  3,242,491   9.404461  15,666,537   5.343498   916,156  3.955156
March 31:
     2,744,702  1.097568  1,299,804  0.982281     810,343  1.039180  3,417,570   9.023587  15,854,715   5.377876   943,386  3.896747
April 30:
     2,800,004  1.110907  1,291,307  0.993102     942,041  1.048419  3,511,615   9.063770  15,941,182   5.410052   975,011  4.029895
May 31:
     2,849,471  1.127810  1,344,330  1.009099   1,085,064  1.041191  3,531,999   9.115321  16,358,152   5.445251   971,341  4.127161
June 30:
     2,969,745  1.088512  1,384,781  0.975550   1,252,971  1.010557  3,536,665   8.912855  16,326,184   5.473619 1,036,525  4.017794
July 31:
     2,970,762  1.131318  1,330,087  1.002377   1,152,342  1.032664  3,545,985   9.126801  16,327,289   5.506708 1,096,176  4.199496
August 31:
     3,050,493  1.166434  1,298,434  1.041777   1,119,629  1.092222  3,542,581   9.407529  16,374,660   5.538935 1,096,996  4.427932
September 30:
     3,140,377  1.129260  1,375,471  1.020149   1,170,077  1.091694  3,466,653   9.282228  16,475,920   5.564242 1,160,394  4.414350
October 31:
     3,185,603  1.146509  1,325,810  1.037980   1,187,931  1.104301  3,477,835   9.368682  16,488,958   5.594922 1,205,467  4.235975
November 30:
     3,236,921  1.102678  1,344,644  0.995463   1,256,736  1.073036  3,405,183   9.129961  16,283,629   5.611793 1,275,363  4.089238
December 31:
     3,127,109  1.075880  1,356,979  1.004770   1,289,877  1.089892  3,366,467   9.166254  16,161,994   5.640873 1,328,103  4.116633

The Segregated Assets Fund had 5,623,390.699 units outstanding and a net asset value of $1,874,205 at December 31, 1994.



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements



(5)  Unit Values (continued)


The total number of units and net asset value per unit outstanding during the year ended December 31, 1993 was as follows:


       International Fund      U.S Stock Fund        Small Co. Fund      Balanced  Fund      Income Fund      Xerox Stock Fund
	 Units     Unit       Units      Unit      Units         Unit    Units    Unit       Units   Unit        Units     Unit
      Outstanding  Value    Outstanding  Value   Outstanding   Value  Outstanding  Value  Outstanding Value   Outstanding  Value

January 31:
	  N/A       N/A        N/A       N/A       N/A        N/A   2,647,510 $8.121051  15,577,863  $4.949684  1,015,218 $3.345594
February 28:
	  N/A       N/A        N/A       N/A       N/A        N/A   2,662,800  8.117247  15,582,423   4.978838  1,034,233  3.236214
March 31:
	  N/A       N/A        N/A       N/A       N/A        N/A   2,799,965  8.342306  16,052,554   5.008552  1,078,654  3.284909
April 30:
	  N/A       N/A        N/A       N/A       N/A        N/A   2,797,681  8.275210  16,258,558   5.037796  1,086,860  3.039774
May 31:
	  N/A       N/A        N/A       N/A       N/A        N/A   2,835,508  8.480925  16,302,136   5.068951  1,089,199  3.013354
June 30:
	  N/A       N/A        N/A       N/A       N/A        N/A   2,877,914  8.554521  16,290,211   5.100320  1,071,453  3.175834
July 31:
	  N/A       N/A        N/A       N/A       N/A        N/A   2,925,185  8.602049  16,326,632   5.132290  1,069,629  2.901765
August 31:
	  N/A       N/A        N/A       N/A       N/A        N/A   2,931,426  8.899313  16,324,024   5.164402  1,079,625  2.950596
September 30:
	9,972 $1.000000     12,393 $1.000000     7,104  $1.000000   3,018,394  8.909595  16,465,904   5.192094  1,017,259  2.935176
October 31:
      457,710  1.068141    527,221  1.014581   244,869   1.016533   3,074,161  9.095676  16,315,629   5.222896    971,257  3.180710
November 30:
    1,347,186  1.023952    971,123  0.997867   481,895   1.002976   3,143,203  8.954103  16,002,395   5.252422    979,233  3.339268
December 31:
    1,867,435  1.128096  1,082,873  1.020475   550,243   1.047424   3,197,136  9.254004  15,937,397   5.280936    911,027  3.622159


The Segregated Assets Fund had 13,330,206 units outstanding and a net asset value of $4,439,982 at December 31, 1993.


28

		THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.

			  Notes to Financial Statements



(6)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

							      December 31
							 1994            1993

     Net assets available for plan benefits as
      reported in the Plan financial statements   $147,216,175     $135,892,327

     Benefit claims payable reported on line 31g
      of Form 5500                                    (884,395)        (363,557)

     Net assets available for plan benefits as
      reported in the Plan Form 5500               146,331,780      135,528,770

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

								  Year Ended
							      December 31, 1994

     Benefits paid to participants as reported in the
      Plan financial statements                                    $12,237,610

     Add:  Amounts allocated to withdrawing participants
	   at December 31, 1994                                        884,395

     Less: Amounts allocated to withdrawing participants
	   at December 31, 1993                                       (363,557)

     Benefits paid to participants as reported in the Form 5500     12,758,448

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.




											    Schedule 1

		      THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
		   THE XEROGRAPHIC DIVISION, A.C.T.W.U., A.F.L.- C.I.O.


		     Item 27a - Schedule of Assets Held for Investment Purposes


					 December 31, 1994
				 Description of investment including
  Identity of issuer, borrower,    maturity date, rate of interest,    Historical Cost    Current Value
   lessor, or similar party       collateral, par or maturity value
Investment in Master Trust                     (1)                   $  133,510,322       135,254,044

Investment in Employees' Loans   Loans to Plan participants,
				  maturity dates through 5/31/08,
				  interest rates from 7.5% to
				  11.5% per annum.                             -            8,970,184





(1)  See note 3.

29

			  INDEPENDENT AUDITORS' REPORT

The Plan Administrator and Participants
The Profit Sharing Plan of Xerox Corporation and The Xerographic
Division, A.C.T.W.u., A.F.L.-C.I.O.:

We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan of Xerox Corporation and The Xerographic Division, A.C.T.W.U., A.F.L - C.I.O. (Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in those net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in the assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in the assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP

Rochester, New York
May 15, 1995
30

				   EXHIBIT INDEX

					   Electronic
					   Submission
Exhibit                                    Document
   (b)(1) Accountants' Consent                 2